United States Securities and Exchange Commission
Division of Corporation Finance
January 10, 2014

January 10, 2014
VIA EDGAR

Ms. Jennifer Thompson
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re:	A-Mark Precious Metals, Inc. Registration Statement on Form S-1 Filed November 12, 2013 File No. 333-192260
Dear Ms. Thompson:
On behalf of A-Mark Precious Metals, Inc. (the “Company”), we provide the Company’s responses to your letter dated December 12, 2013 (the “Letter”) setting forth the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Registration Statement on Form S-1 (the “Registration Statement”).

For your convenience, the Staff’s comments have been restated below in their entirety, with the response to each comment set forth immediately below the comment. The revisions to the Registration Statement described below are reflected in an amendment to the Registration Statement being filed simultaneously with this letter, courtesy copies of which, marked to reflect these revisions, are being delivered to the Staff.

References to the “Prospectus” are to the prospectus included in the Registration Statement.

General

1.
Considering you are registering the distribution of shares being issued in the spinoff, please revise your registration statement to identify your parent as an underwriter and name them as a selling shareholder, pursuant to Item 507 of Regulation S-K. If you do not believe this is necessary, please tell us why.

The Company does not believe it is necessary to revise the Registration Statement to identify its parent as an underwriter and name them as a selling shareholder for the reasons set forth below.

Section 2(a)(11) of the Securities Act of 1933, as amended defines an underwriter as “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security . . .” (emphasis supplied). SGI is not making a “offer” to its shareholders to acquire shares of common stock of the Company, which

United States Securities and Exchange Commission
Division of Corporation Finance
January 10, 2014

would imply that the SGI shareholders have a volitional right in the process. SGI shareholders will receive shares of common stock of the Company by virtue of being a shareholder of SGI; they will not have the right or power to either accept or decline receipt of the shares. Also, since no consideration is being received by SGI in the spinoff, there is no sale of the A-Mark shares. SGI is therefore not an underwriter within the plain meaning of the statutory definition. (In the instances of which we are aware in which the Commission or the courts have deemed a person a “statutory underwriter,” there has been some form of consideration changing hands.) Similarly, SGI should not be deemed a selling shareholder, since it is not receiving any consideration in exchange for the A-Mark shares.

We have reviewed other spin-off transactions registered on Form S-1, and the prospectuses in these transactions have not identified the parent company as either a selling shareholder or an underwriter. See for example, Orchard Supply Hardware Stores Corporation, Form S-1/A filed December 9, 2011, File No. 333-175105, and HSN, Inc., Form S-1/A filed August 8, 2008, File No. 333-152697.

Summary of the Spinoff, page 9

2.
You seem to have set the ratio of the stock to be issued in the spin-off on your registration statement facing page in the fee table but otherwise have left the ratio information blank. When you know this information, please also explain how you determined the ratio you arrive at.

The ratio is not yet finalized.

Conditions to the Spinoff, page 10

3.	Please indicate here, as you do elsewhere, that these conditions are waivable by the SGI board of directors.
The disclosure on page 10 of the Prospectus has been revised in response to the Staff’s comment.
Risk Factors, page 11

4.	Please revise to provide a summary of the risk factors disclosed elsewhere.
The disclosure on page 11 of the Prospectus has been revised in response to the Staff’s comment.
Risk Factors, page 16
Our business is heavily dependent on our credit facility, page 16

5.
With a view to putting this risk in context, please revise the risk factor to quantify the amount of debt available and outstanding under the Trading Credit Facility. Please also quantify the interest rate and how fluctuations in the interest rate impact you.

United States Securities and Exchange Commission
Division of Corporation Finance
January 10, 2014

In response to the Staff’s comments, the Company has revised the risk factor to include the requested information relating to quantifying the amount of debt available and outstanding under the credit facility and how fluctuations in the interest rate impact the Company.

The disclosure on page 47 of the Prospectus has been revised in response to the Staff’s comment.

Our board and management will likely beneficially own a sizable percentage of your common stock, page 24

6.
Please clarify your references to the ability of the board of directors to exert substantial influence over matters considering your statements elsewhere that your board will be comprised of independent members, outside of Mr. Roberts.

The directors will collectively own approximately 43% of the outstanding shares of common stock of the Company. In response to the Staff’s comment, the Company has revised the disclosure to clarify that the members of the board of directors of the Company will collectively have the ability to exert substantial influence over matters submitted to shareholders in their capacity as shareholders. Other than Mr. Roberts, however, none of the directors will have any affiliation with management and are therefore properly regarded as independent.

The Spinoff, page 27
Deregistration of SGI Common Stock, page 29

7.	We note your disclosure that SGI has filed a Schedule 13E-3 with the SEC. Please tell us when SGI intends to file a Schedule 13E-3 as it does not appear to have been filed.
SGI filed the Schedule 13E-3 with the Commission on December 16, 2013.

Dividend Policy, page 34

8.
We note your indication here that you have made no determination regarding your policy on the payment of dividends. Please disclose whether or not you or Spectrum has paid dividends before and how you determined the amount of such dividends.

The disclosure on page 35 of the Prospectus has been revised in response to the Staff’s comment.  We note that the SGI has not paid dividends for at least the past five years.  A-Mark has paid dividends, as set forth in the revised prospectus disclosure, but these were paid to SGI as A-Mark’s wholly-owning parent, or 80% to SGI and 20% to the former minority owner.  The considerations for up-streaming cash to parent entities are different than those that come into play in determining whether to pay dividends to public shareholders.  We respectfully submit therefore that disclosure of how the determination was made historically to upstream cash to A-Mark’s parents is not of relevance to investors.

United States Securities and Exchange Commission
Division of Corporation Finance
January 10, 2014

9.
We note your indication that your credit facility has certain restrictive financial covenants that require you to maintain a minimum tangible net worth (as defined) of $25 million. To give readers appropriate context, disclose whether you would fail to meet the terms of this covenant if you were to pay out dividends now.

The disclosure on page 35 of the Prospectus has been revised in response to the Staff’s comment.

Management’s Discussion and Analysis, page 37

10.
Please include a more detailed discussion of your financial condition, changes in financial condition and results of operations for the applicable periods. For example, include a more detailed explanation of the significant decrease in revenues in fiscal 2013. Please also provide further insight into the number of new contracts and partnerships you disclose. See Item 303(a) of Regulation S-K.

The disclosure on pages 39 of the Prospectus has been revised in response to the Staff’s comment.

The Spinoff, page 38

11.
Please revise your disclosure to explain how you allocated the expenses associated with Spectrum International Group’s corporate function and why you believe the assumptions underlying the allocation of expenses are reasonable, as we believe this provides valuable information to your investors.

The disclosure on page 39 of the Prospectus has been revised in response to the Staff’s comment.
The assumptions underlying the allocation of expenses from Spectrum Group International’s corporate function are based upon the methodology described in Staff Accounting Bulletin (SAB) Topic 1.B, Allocation of Expenses and Related Disclosure in Financial Statements of Subsidiaries, Divisions, or Lesser Business Components of Another Entity, which is described in further detail in our response to Comment 24.

Results of Operations, page 39

12.
Revise your results of operations as appropriate to provide insight into how your trading operations have historically performed. In this regard, we note you maintain trading operations to hedge against underlying movements in commodity prices of your inventory. We also note you do not apply hedge accounting pursuant to ASC 815 and therefore unrealized gains and losses related to your hedging and trading activity expose you to earnings volatility. We believe this would assist your investors in better assessing the likelihood that past results are indicative of future results.

The disclosure on page 43 of the Prospectus has been revised in response to the Staff’s comment.

United States Securities and Exchange Commission
Division of Corporation Finance
January 10, 2014

Revenues, page 40

13.
In an appropriate place in this discussion and with a view to understanding the consistency of your revenues, please provide a breakdown between the various manners in which you generate revenues, as described on page 48. For example, it appears that you generate revenue from the sales of metals and from related services, such as financing and storage, however, it is not clear whether any of these manners of generating revenues are more consistently offered and/or more profitable than others.

Please refer to the Company’s response to comment 26 for details on the extent of the ancillary storage and financing services that the Company provides to its customers in support of the Company’s primary trading business. The Company’s storage business generates revenues that comprise less than 1% of total revenues. The Company’s financing business provides an immaterial amount of interest income, which is not included in revenues.

14.
We note from your disclosure on page 49 that you divide your customers into two main categories: Industrial and Coin and Bar. With a view towards transparency please tell us how you considered providing further analysis of your revenues by customer class.

In response to the Staff’s comment, the Company notes that:

•	The products sold to Industrial and Coin and Bar customers are similar in form and have similar gross margin percentages; and

•
The Chief Operating Decision Maker does not receive reports that break down the business between Industrial and Coin and Bar Customers. (See the Company’s response to Comment 23, which describes the information provided to the Chief Operating Decision Maker.)

Accordingly, the Company has revised the disclosure on pages 53 of the Prospectus to clarify that, although the products that the Company sells are similar, they are sold to a diverse range of customers, including financial institutions, bullion retailers, industrial manufacturers, and sovereign mints.

Provision for Income Taxes, page 41

15.	Tell us and disclose the nature of the uncertain tax position you recorded which increased your effective tax rate in fiscal 2012.
The disclosure on page 44 of the Prospectus has been revised to clarify that the increase in the Company’s effective tax rate in fiscal 2012 was due to a state tax rate adjustment.

Business, page 48

16.
In an appropriate place in your disclosure, please revise to provide disclosure consistent with Item 101(c)(vii) of Regulation S-K. We note that you provide this information on page F-9, however, this information or a cross-reference should also be provided here

United States Securities and Exchange Commission
Division of Corporation Finance
January 10, 2014

and you should ensure that you comply with the regulation by, for example, identifying the customers.
The disclosure on page 57 of the Prospectus has been revised in response to the Staff’s comment.

17.	Please update your prospectus to reflect the status of the proprietary trading platform that you have under development and expect to have completed in late-2013.
The disclosure on page 54 of the Prospectus has been revised in response to the Staff’s comment.
Stock Award and Incentive Plan, page 70

18.
You state that the summary in this section is qualified in its entirety by reference to the text of the 2011 Plan. As you are responsible for the accuracy of the information in the filing, this type of qualification is inappropriate. Please revise accordingly.

In response to the Staff’s comment, the Company has revised the disclosure on page 70 of the Prospectus to delete the qualifying language.

Certain Relationships and Related Party Transactions, page 77

19.	Please tell us why the related party transactions disclosed on pages F-26 and F-27 of your financial statements have not been disclosed here or revise to include such information.
In response to the Staff’s comment, the Company has revised the disclosure to on page 84 of the Prospectus to include a cross reference to the related party transactions disclosed on pages F-26 and F-27 of the notes to consolidated financial statements.

Description of Our Capital Stock, page 79
Description of Capital Stock, page 80
Common Stock, page 80

20.
We note your statement that “All of the outstanding shares of our common stock are, and the shares issuable upon exercise of outstanding options will be, when issued, fully paid and nonassessable.” It appears that this is a legal conclusion that should be attributed to counsel. Please attribute this statement to counsel, or remove this statement.

In response to the Staff’s comment, the Company has revised the disclosure on page 80 of the Prospectus to delete the quoted language.

Consolidated Financial Statements, page F-1
General

21.	Please update the financial statements and related disclosures throughout your filing for the latest interim period. Refer to Rule 3-12 of Regulation S-X.

United States Securities and Exchange Commission
Division of Corporation Finance
January 10, 2014

In response to the Staff’s comment, the Company has provided updated financial statements and related disclosure throughout the Prospectus.

22.
We note that one of your subsidiaries is located in Austria. Please explain whether the books of this subsidiary are kept in US GAAP, and if not, explain where in your financial statements you have presented foreign currency translation adjustments.

The Austrian entity uses the US Dollar as its functional currency.  The disclosure on page 7 of the Prospectus has been revised in response to the Staff’s comment.

Note 2. Summary of Significant Accounting Policies, page F-8
Basis of Presentation and Principles of Consolidation, page F-8

23.
Please refer to the first paragraph under this heading. You state that you operate in one segment. However, based on disclosures elsewhere in your filing, it appears that you classify your customers into two categories, Industrial and Coin and Bar, and it appears that you provide several different types of products and services to your customers. To assist us in better understanding how you reached the conclusion that you have one segment, please describe to us in reasonable detail the level of discrete financial information that is regularly provided to your Chief Operating Decision Maker. Based on the discrete financial information provided, explain whether you concluded that you have a single operating segment or whether you have aggregated multiple operating segments into a single reportable segment. Refer to ASC 280-10-50.

The disclosure on pages 53 of the Prospectus has been revised in response to the Staff’s comment. Please refer to the Company’s response to comment 14. The response below offers certain additional explanations.
The Company offers its customers trading products and services, which have similar gross margin percentages. However, the Company does not provide the Chief Operating Decision Maker with differentiated financial information separated by product and services, because the Company considers its trading business to be one product line that is managed on a consolidated basis. Based on these factors and ASC 280-10-50, the Company has concluded that it has one operating segment. The Company intends to reevaluate its operating and reportable segments if significant changes to its business occur, such as new internal reporting systems, organizational changes, acquisitions, dispositions or changes in how the Company manages its trading business.

The specific financial information provided to our Chief Operation Decision Maker is described below.

Thor Gjerdrum, Executive Vice President and Chief Operating Officer, is the Company’s Chief Operation Decision Maker, as defined in ASC 280-10-50. Mr. Gjerdrum reviews the following reports on a monthly and/or quarterly basis:

•	Monthly Financial Statements – On a monthly basis, the Company produces financial statements for its lending banks to ensure debt covenant compliance. The

United States Securities and Exchange Commission
Division of Corporation Finance
January 10, 2014

Monthly Financial Statements include a balance sheet, statement of operations and statement of changes in stockholders’ equity.

•
Monthly Management Report – This report includes complete metrics and performance analysis of the Company and its subsidiaries. The Monthly Management Report discusses performance both in comparison to budget and against the prior year.

•	Quarterly Variance Analysis – This analysis provides financial statement line-by-line explanations of significant variances within the Company’s balance sheet and income statement.

None of these reviewed reports reflect financial information by product line or customer class.

Management also prepares discrete geographic information in connection with ASC 280-10-50-41.

24.
Please refer to the second paragraph under this heading. We note your disclosure concerning allocations for inter-company shared service expense. With reference to SAB Topic 1:B, please respond to the following comments:

•	Please confirm that expenses incurred by SGI that were clearly applicable to A-Mark have been reflected in your statements of income at SGI’s actual cost.
Expenses incurred by SGI that were applicable to the Company have been reflected in our statements of income at SGI’s actual cost in the approximate amount attributable to the Company.

•	For allocated costs, please explain to us in more detail how you determined market costs for these services.
For allocated costs, market costs were actual costs paid to third parties by either SGI or the Company.

•	Please also explain in more detail the allocation methods that you applied other than usage and how you determined that these allocation methods were appropriate.
Executive and board member compensation and stock compensation expenses were allocated as follows:

1)
Executive and Board Member compensation: The CEO and the board oversee and manage both the Company’s business and SGI’s other business (the collectibles segment), with time approximately evenly allocated between the two, and an additional component of time spent on matters relevant to both business segments. Approximately half of the executive and board members’ total compensation is allocated to the Company accordingly.

2)
Stock compensation expense: In addition to the executive and board member total compensation allocation described above, stock compensation expense is allocated to the Company for stock compensation granted to employees who

United States Securities and Exchange Commission
Division of Corporation Finance
January 10, 2014

primarily serve SGI’s trading segment (i.e. the Company). The value of the stock compensation for these employees to be allocated to the Company has been determined using the Black-Scholes option pricing model.
The allocation methodology for all other significant shared expenses, which includes audit fees, anti-money laundering compliance costs, and SEC filing tools and fees, was based on estimated usage, using the most reasonably determinable approximation of usage division between SGI and the Company as possible.
•    Please tell us how stock compensation expense was allocated.
Please see item “2” above for a description of the stock compensation expense methodology.

•	Please revise your disclosure to provide management’s assertion that the allocation methods used are reasonable.
The disclosure on page F-8 of the Prospectus has been revised in response to the Staff’s comment.

Inventories, page F-10

25.	We note your disclosure concerning inventories and have the following comments:

•
You indicate that inventories are stated at published market values plus purchase premiums paid by you on acquisition of the metal. Please explain to us whether you follow the guidance in ASC 330-10-35-15, and if so, better explain how this represents the fixed monetary value of your inventories.

The Company’s inventories are recorded at fair market value, which is equal to their cost at acquisition. The premium discussed is a component of the fair market value that is paid for upon acquisition of the inventory. The premium is attributable to the additional value of the product in its finished goods form and the market value attributable solely to the premium may be readily determined, as it is published by multiple reputable sources. The price the Company pays to acquire the inventory consists of two immediately marketable components with readily available pricing. These are:

1)	The quoted spot price of the precious metal on the acquisition date; and

2)	A published and readily determinable premium value.

The premium is broken out separately for the Company’s inventory accounting purposes due to the fact that it is not hedged. Accounting for the unhedged premium portion of our inventories allows the Company to better monitor and report on the economic benefits of our precious metal hedging.

United States Securities and Exchange Commission
Division of Corporation Finance
January 10, 2014

The Company follows the guidance in ASC 330-10-35-15 under which inventories may only be stated above cost in exceptional cases, such as precious metals without substantial costs of marketing, in which the following three conditions are present: 1) an inability to determine appropriate approximate costs, 2) immediate marketability at quoted market price, and 3) the characteristic of unit interchangeability. All of the Company’s inventories have costs that cannot readily be assessed or determined outside of looking to fair market value, are immediately marketable at the quoted market price equal to the fair value at which they are recorded, and are interchangeable units. Further, the Company’s inventories are comprised of precious metals with a fixed monetary value and no substantial costs of marketing, which is the example given in the guidance that is permitted to be marked up in value in accordance with changes in market price.

The Company marks the values of its inventories to market, including gains, on a daily basis. In recording losses in market value, we are following the guidance in ASC 330-10-35-1. In recording gains in the market value of its inventory through costs of goods sold, the Company notes that, due to the nature of its inventory, the inventory is immediately marketable at the quoted market price to which it is marked. As such, the Company believes that it is in compliance with the requirements of ASC 330-10-35-15. Because the Company’s inventory positions are fully hedged by futures positions, which are recorded as an offset directly to cost of goods sold, the net effect on cost of goods sold, and the resulting net income effect, is minimal. Please see the revised disclosure on page F-10 of the Prospectus.

•
Please explain to us the difference between the $1.8 million premium included in inventory at June 30, 2013 and the $0.9 million difference between market value and cost of physical inventories at June 30, 2013.

The premium is a component of the cost, built into the value of our inventory, as explained above. The $0.9 million is the difference between the value of the Company’s inventory that would be recorded using a mark-to-market approach versus the value of its inventory that would be recorded using a lower of cost or market approach for the reporting period. In re-evaluating the usefulness of this information to the reader, the Company removed this language and revised the overall inventory description to more clearly explain the key features of the Company’s inventory that affect our financial results. Please see the revised disclosure on page F-10 of the Prospectus.

•
You state that inventory hedging transactions are reflected as net (gain) loss on derivative instruments in the consolidated statements of income. Since this is not a separate line item on your statements of income, please revise to disclose the line item on your statements of income in which these hedging transactions are classified.

The inventory hedging transactions are included within cost of sales in the Company’s statement of income. Please refer to the revised disclosure at page F-10.

United States Securities and Exchange Commission
Division of Corporation Finance
January 10, 2014

•
Please revise your accounting policy to clarify your cost flow assumptions. In this regard, it is unclear from your current disclosure whether you use specific identification, average cost, or other methods.

Our accounting policy has been revised at page F-10 in the document to clarify our cost flow assumptions. Our inventories are recorded at fair market value pursuant to ASC 330-10.  As a result of accounting for our inventory on a mark to market basis additional cost flow assumption are not applicable. Please refer to the response to the first bullet within comment 25 above for details on the Company’s inventory cost flow methodology.

•
It appears from your disclosure on page F-11 that the underlying restricted inventory related to your sale-repurchase agreements is classified as inventory on your consolidated balance sheets. If so, then explain your accounting basis for doing so and cite for us the GAAP literature you are applying. In this regard, tell us why the inventory would not otherwise be separately classified as pledged to creditors.

The Company has accounted for the product finance agreement pursuant to the accounting guidance in ASC 470-40 Product Financing Arrangements. The Company has concluded, based on its evaluation, that these transactions are not sales, but rather are a product financing arrangement transaction in which an entity sells and agrees to repurchase inventory with the repurchase price equal to the original sale price plus carrying and financing costs. Therefore, it is appropriate to report a liability.The third-party finance company with which the Company has transacted business verified that it has obtained this product solely to hold as collateral, and has entered into the transaction solely for the purpose of earning a financing fee. The Company intends to use this inventory in its business operations in the future. The inventory itself is not used by the finance company for any purpose other than to earn the financing fee and will remain at a custodial storage facility throughout the term of the product finance agreement. While the finance company holds legal title to the inventory and has the legal right to sell the inventory, legal ownership is not the purpose or intent of the transaction. The physical transfer of the inventory eliminates the market risk of the transaction, as contemplated by the guidance in ASC 470-40-55-4. While a future date is not specified for the repurchase of the inventory, the Company has agreed to pay current market price for the inventory, removing the market risk from the finance company. Therefore, the transaction, is in substance a financing transaction rather than a sale, and as such is accounted for as part of the Company’s Inventory on the balance sheet.

In response to staff comment regarding the presentation on the consolidated balance sheets, the inventory under this arrangement has been revised and presented as Restricted inventory.

The Company analogized to ASC 860-30-45-1.  That paragraph states, “If the secured party (transferee) has the right by contract or custom to sell or repledge the collateral, then paragraph requires that the obligor (transferor) reclassify that asset and report that asset in its statement of financial position

United States Securities and Exchange Commission
Division of Corporation Finance
January 10, 2014

separately (for example, as security pledged to creditors) from other assets not so encumbered.”

Disclosure of the accounting classifications for the transaction is provided on page F-10 of the document. The disclosure on page F-10 of the Prospectus has been revised to clarify the Company’s accounting methodology.

Revenue Recognition, page F-15

26.
Based on your disclosure here and elsewhere in your filing, it appears that you provide your customers with several different types of products and services. Please tell us how you separately considered the guidance in:

•	Rule 5-03 concerning disaggregation of revenues and cost of sales for products versus services; and

•	ASC 280-10-50-40.
The Company’s primary source of revenue is the sale of previous metals products. The Company provides ancillary storage and financing services to its customers through its wholly-owned subsidiaries, Transcontinental Depository Services, LLC and Collateral Finance Corporation. Such amounts are presented in our consolidated statement of income as follows:

•	Storage service revenue is reported in “revenues”; and

•	Interest income earned from our financing services is reported in “interest income.”
Storage revenues are less than 1% of “revenues” for all periods presented and as such, a separate line item breakout of storage revenues is not required under Rule 5-03 of Regulation S-X. In addition, the Company notes that because interest income has not been presented within the “revenue” line, it is not subject to Rule 5-03 of Regulation S-X and that such amount is immaterial to both the consolidated financial statements as a whole and to the respective income statement line items.
In response to the Staff’s comments, the Company also considered ASC 280-10-50-40, as outlined above in the Company’s response to comment 23. The Company has concluded that it has one operating segment whereby storage and interest revenues are ancillary services that support its trading business and are immaterial to the consolidated financial statements as a whole.
Note 12. Commitments and Contingencies, page F-30
Litigation, Claims and Contingencies, page F-30

27.
It appears from your disclosure on page 26 that SGI could be exposed to substantial monetary damages related to the Spanish judicial proceedings you disclose. Explain to us and disclose if such proceedings could ultimately affect A-Mark Precious Metals, Inc. In this regard, tell us how you considered the guidance in ASC 450-20-50-4 which requires a company to disclose the amount or range of reasonably possible loss or a statement that

United States Securities and Exchange Commission
Division of Corporation Finance
January 10, 2014

such an estimate cannot be made for loss contingencies that are at least reasonably possible but not accrued, either because it is not probable that a loss has been incurred or the amount of loss cannot be reasonably estimated. As part of your response, tell us whether you consider this contingency to be remote, reasonably possible, or probable, and explain how you reached your conclusion.
A-Mark has concluded that the Spanish proceedings do not constitute a “loss contingency” with respect to A-Mark (as opposed to SGI.) Alternatively, if they do constitute a “loss contingency,” the contingency is remote. In either case, no disclosure is required under ASC 450-20-50-3.

Our conclusion is based on the following:

1.    A-Mark itself has not been named in the Spanish proceedings (or mentioned in any of the numerous underlying documents generated during the course of the fact-finding stage of the proceedings), and is not expected to be named in the future inasmuch as (a) Greg Manning, the defendant in the Spanish proceedings whose actions have resulted in SGI’s being named on a secondarily civil liable basis, was not an officer or director of A-Mark and never purported to act on behalf of A-Mark, (b) A-Mark was acquired by SGI in July 2005, after the majority of the acts allegedly committed by Mr. Manning had occurred, and (c) it is SGI’s understanding that no additional parties are expected to be brought into the proceedings at this stage.

2.    A-Mark is a company legally, operationally and financially separate and distinct from SGI (as evidenced by the proposed spinoff), and there is therefore no basis in these circumstances to “pierce the corporate veil” and hold A-Mark liable for the debts of its parent.

It should also be noted that SGI itself has not been formally served in the proceedings, and is therefore not yet a party to the proceedings or subject to the jurisdiction of the Spanish courts. Assuming adequate service is made, SGI understands that the Spanish courts will still need to establish personal jurisdiction over SGI. It is not yet clear in which court system (Spain or the U.S.) any dispute over personal jurisdiction will be heard and whose law will apply.

Assuming that all procedural requirements are satisfied and SGI becomes a party to the proceedings, a judgment against SGI based on vicarious liability for the actions of Mr. Manning could be obtained only if all of the following occur:

(a)    Mr. Manning is tried (a process that is expected to take years);
(b)    Mr. Manning is convicted;
(c)    Any appeals by Mr. Manning are unsuccessful; and
(d)    All requirements to the imposition of a judgment against SGI are satisfied.

If a judgment is obtained against SGI, SGI believes that it may have substantial defenses to the enforcement of that judgment in the U.S., since the concept of vicarious liability of a corporation based on the actions of its officers is not recognized under U.S. law.

United States Securities and Exchange Commission
Division of Corporation Finance
January 10, 2014

Once a binding, non-appealable and enforceable judgment against SGI is obtained, A-Mark itself could only be affected if a claim is successfully made that a basis exists to hold A-Mark derivatively liable for that obligation of SGI, its former parent. A-Mark would vigorously defend itself against any such claim.

A-Mark, does, however, recognize that its shareholders could be affected by the proceedings under certain circumstances. If, following the spinoff, SGI became subject to bankruptcy and other insolvency proceedings, SGI creditors may allege that SGI was insolvent at the time of the distribution, or was rendered insolvent as a result of the distribution, such that the distribution constituted a fraudulent conveyance. In that case, such creditors could seek to recover the A-Mark shares distributed in the spinoff or their value. This risk is disclosed in the S-1 on page 26, under the risk factor entitled “SGI has obtained an opinion to the effect that it will be solvent following the spinoff, but there can be no assurance that SGI will not enter insolvency proceedings.”

Signatures, page 99

28.
We note that you have not identified any of your signatories as your principal accounting officer or controller. We refer you to Instruction 1 to the section of Form S-1 titled “Signatures.” Please amend your registration statement to include all required signatures.

In response to the Staff’s comment, the Company has amended the Registration Statement to identify its principal accounting officer.

Outside Back Cover Page of the Prospectus

29.	Please include the disclosure required by Item 502(b) of Regulation S-K.
In response to the Staff’s comment, the Company has included the disclosure required by Item 502(b) of Regulation S-K on the back cover page of the Prospectus.

If you have any questions or comments with respect to the above, please contact the undersigned at (310) 587-1477.

Very truly yours,

Carol Meltzer
Executive Vice President and General Counsel

cc:	Scott Rosenblum, Kramer Levin Naftalis & Frankel LLP
Abbe L. Dienstag, Kramer Levin Naftalis & Frankel LLP